Exhibit 99.3

FIRST AMENDING AGREEMENT

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED APRIL 30, 2010

THIS FIRST AMENDING AGREEMENT is made effective as of July 12, 2010,

BETWEEN:

PENN WEST PETROLEUM LTD.

as Borrower

-and-

CANADIAN IMPERIAL BANK OF COMMERCE,

BANK OF MONTREAL,

THE BANK OF NOVA SCOTIA,

ROYAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

BANK OF AMERICA, N.A., CANADA BRANCH,

BNP PARIBAS (CANADA),

CITIBANK, N.A., CANADIAN BRANCH,

HSBC BANK CANADA,

ALBERTA TREASURY BRANCHES,

NATIONAL BANK OF CANADA,

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

SOCIÉTÉ GÉNERALE (CANADA BRANCH),

EXPORT DEVELOPMENT CANADA,

CAISSE CENTRALE DESJARDINS,

UNION BANK, CANADA BRANCH,

CANADIAN WESTERN BANK, and

UNITED OVERSEAS BANK LIMITED

as Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

PREAMBLE:

A.	Pursuant to the Credit Agreement dated April 30, 2010 (the “Credit Agreement”) among Penn West Petroleum Ltd. (the “Borrower”), as borrower, Canadian Imperial Bank of Commerce (“CIBC”), and certain other financial institutions which are Lenders thereunder (collectively, the “Lenders”), and CIBC as Agent for the Lenders, the Lenders agreed to provide to the Borrower the Credit Facility.

B.	The Parties wish to amend the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the Parties, the Parties agree as follows:

1.	Definitions. Capitalized terms used in this First Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby.

2.	Amendment Date. The amendments contained herein shall be effective as of the date of this First Amending Agreement (the “First Amendment Date”).

3.	Amendments. Effective on the First Amendment Date, the Credit Agreement is amended as follows:

(a)	The following Section 14.3(k) is hereby added to the Credit Agreement:

“(k)	JV Development Entity Indebtedness. The Borrower will not permit the JV Development Entities to incur, assume or otherwise become liable for any Indebtedness which would form part of Consolidated Total Debt, other than any such Indebtedness assumed or incurred for working capital purposes of any JV Development Entity (“JV Working Capital Debt”) provided that the aggregate principal amount of all JV Working Capital Debt of all JV Development Entities does not at any time exceed $50,000,000 (and provided that the entire amount of such Indebtedness will be counted in determining compliance with this covenant irrespective of whether or not only a proportionate amount thereof may be attributable to the Trust’s balance sheet on a consolidated basis under GAAP).”

(b)	The definition of “Permitted JV Capital Contributions” in Schedule A to the Credit Agreement is hereby amended by replacing the reference therein to “$500,000,000” with “$1,000,000,000”.

(c)	The definition of “Subsidiary” in Schedule A of the Credit Agreement is hereby amended by adding the following at the end thereof:

“Notwithstanding the foregoing, for the purposes of the definitions of Non-Restricted Subsidiary, JV Development Entity and Operating Development Entity contained herein, “Subsidiary” shall include any Person (unless otherwise designated in writing by the Borrower to the Agent) if a Penn West Party, directly or indirectly, owns 50% of the outstanding Voting Securities thereof and another Person at arms’ length to the Borrower owns the other 50% thereof, and a Penn West Party has, directly or indirectly, at least equal voting rights with the other owner of such Voting Securities such that neither the applicable Penn West Party nor the other owner controls such Person, and the Borrower has provided written confirmation of such equal voting rights to the Agent.”

4.	Acknowledgement. The Parties acknowledge and confirm that Peace River Oil Partnership was a Subsidiary for all purposes of the Credit Agreement effective as of June 1, 2010.

5.	Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this First Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the date hereof, its representations and warranties contained in Section 13.1 of the Credit Agreement, as amended by this First Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows:

(a)	the execution and delivery of this First Amending Agreement and the performance by it of its obligations under this First Amending Agreement (i) are within its corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approvals (if any required), and (iv) do not and will not contravene or conflict with any provision of applicable Law or of its constating documents or by-laws; and

(b)	this First Amending Agreement is a legal, valid and binding obligation of it, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

6.	Continuing Effect. Each of the Parties acknowledges and agrees that the Credit Agreement, as amended by this First Amending Agreement, and all other Documents and Hedging Agreements entered into with a Swap Lender will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all Parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein.

7.	Further Assurances. The Borrower will from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent and as are consistent with the intention of the Parties as evidenced herein, with respect to all matters arising under this First Amending Agreement.

8.	Expenses. The Borrower will be liable for all expenses of the Agent or the Lenders, including, without limitation, reasonable legal fees (on a solicitor and his own client full indemnity basis) and other documented out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Credit Facilities and of this First Amending Agreement (whether or not consummated) by the Agent or the Lenders.

9.	Counterparts. This First Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any Party may execute this First Amending Agreement by signing any counterpart.

IN WITNESS WHEREOF, the Parties have caused this First Amending Agreement to be duly executed by their respective authorized officers as of the First Amendment Date.

PENN WEST PETROLUM LTD. as Borrower

Per:	(Signed) “Todd Takeyasu”
Name:	Todd H. Takeyasu
Title:	Executive Vice President and Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender		BANK OF MONTREAL, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

THE BANK OF NOVA SCOTIA, as Lender		ROYAL BANK OF CANADA, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

THE TORONTO-DOMINION BANK, as Lender		BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:		Per:
Name:		Name:
Title:		Title:

BNP PARIBAS (CANADA), as Lender		CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

HSBC BANK CANADA, as Lender		ALBERTA TREASURY BRANCHES, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

NATIONAL BANK OF CANADA, as Lender		SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Lender		SOCIÉTÉ GÉNERALE (CANADA BRANCH), as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:		Per:	(Signed)
Name:		Name:
Title:		Title:

EXPORT DEVELOPMENT CANADA, as Lender		CAISSE CENTRALE DESJARDINS, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

UNION BANK, CANADA BRANCH, as Lender		CANADIAN WESTERN BANK, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:		Per:	(Signed)
Name:		Name:
Title:		Title:

UNITED OVERSEAS BANK LIMITED, as Lender

Per:	(Signed)
Name:
Title:

Per:
Name:
Title:

ACKNOWLEDGEMENT:

Acknowledged and agreed effective as of the First Amendment Date.

CANETIC ABC COMMERCIAL TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

CANETIC ABC LIMITED PARTNERSHIP, by its general partner, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

CANETIC SASKATCHEWAN TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PENN WEST PETROLEUM, by its managing partner, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PETROFUND ENERGY TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PETROFUND VENTURES TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

TROCANA RESOURCES INC.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer